Exhibit 99.1

Tiziana Life Sciences Announces Presentation at Alzheimer’s Association International

Conference® 2022 (AAIC®) Evaluating Intranasal anti-CD3 for the Potential Treatment of

Alzheimer’s Disease

- Study conducted in animal models of Alzheimer’s disease finds restored microglia homeostasis and improvement in cognition -

New York, August 1, 2022 – Tiziana Life Sciences Ltd.(Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel drug delivery approaches, today announced the presentation of a study entitled, “Treatment of Alzheimer’s disease by modulation of microglial neuroinflammation by nasal anti-CD3 mAb.” In this study animal models of Alzheimer’s disease (AD) demonstrated that microglia activity was restored and cognition was improved following the dosing of intranasal anti-CD3 monoclonal antibody. The study was presented virtually at the Alzheimer’s Assoiation International Conference® (AAIC®) by Howard L. Weiner, M.D., Co-Director of the Ann Romney Center for Neurologic Diseaes at the Brigham and Women’s Hospital (BWH) and Chairman of Tiziana’s Scientific Advisory Board on Sunday, July 31, 2022. Based on these results, Tiziana is evaluating conducting trials of nasal anti-CD3 (Foralumab) in patients with Alzheimer’s disease.

Matthew Davis, M.D., RPh, Chief Scientific Officer and Chief Medical Officer of Tiziana Life Sciences, stated, “Dr. Weiner has identified another potentially valuable application of anti-CD3 based on its ability to stimulate the immune system to promote homeostatic microglial cells while decreasing degenerative microglial cells in the brain. This approach has been validated in patients with secondary progressive multiple sclerosis using Foralumab a fully human anti-CD3 monoclonal antibody. Foralumab has also been given successfully to patients with COVID. Dr. Weiner has conducted extensive work using anti-CD3 in neurological conditions and we look forward to beginning a program in AD at the appropriate time.”

Dr. Howard Weiner, M.D., stated, “Nasal anti-CD3 provides a unique approach for treating progressive neurologic diseases by modulating microglial cells. The nasal route of immunotherapy has minimal toxicity and induces regulatory T cells locally, that then migrate to the brain to dampen brain inflammation. It is an exciting option that could open an entirely new approach for the immunotherapy of neurologic diseases. We look forward to evaluating Foralumab clinically in the area of Alzheimer’s disease.”

Clinical measures were assessed in the mouse models using the Y-maze and Morris water maze tests which showed improvements in cognition. Biological improvements were also observed based on restoration of genetic phenotypes as measured by the presence of homeostatic microglia genes detected by Nanostring. In addition, it was found that intranasal anti-CD3 induced the migration of regulatory T cells (Tregs) to the brain which then interacted with microglia. Excessive activation of microglial cells is known to be associated with neurodegenerative diseases such as multiple sclerosis (MS), Alzheimer’s disease and Parkinson’s disease1. The underlying causes of these diseases lead to microglial activation and brain inflammation2. Thus, inhibition of microglial activation is an important target for drug discovery and development for neurodegenerative diseases.

About Foralumab

Foralumab (formerly NI-0401), the only entirely human anti-CD3 mAb, shows reduced release of cytokines after IV administration in healthy volunteers and in patients with Crohn’s disease. In a humanized mouse model (NOD/SCID IL2γc-/-), it was shown that while targeting the T-cell receptor, orally administered Foralumab modulates immune responses of the T-cells and enhances regulatory T-cells (Tregs), thereby providing therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenteral mAb therapy. Once a day treatment for 10 consecutive days with intranasal Foralumab was both well tolerated and produced clinical responses in COVID-19 patients. Based on these studies, the intranasal and oral administration of Foralumab offers the potential to become a well-tolerated immunotherapy for autoimmune and inflammatory diseases by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development,

and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com

References

1.	Luo, C., et al., Neuropsychiatr Dis Treat. 2017; 13: 1661–1667.

2.	Alan, C-B., et al., Neuron 2018 Feb 21;97(4):742-768